City of Buenos Aires, February 22nd, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Regulations (2013 revised version) regarding certain publications made in the press on February 21st, 2024, referring to the potential sale of Loma Negra C.I.A.S.A., to inform that as of the date hereof the Company is not aware of any fact or situation to ratify, amend or clarify regarding the content of said publications. Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.